RALLY

Bill of Sale

As of December 10, 2020

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Heritage Auctions (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#79GRETZKY
Description:	1979 Topps Wayne Gretzky #18 Rookie Card graded GEM-MT 10 by PSA
Total Acquisition Cost:	$ 720,000.00
Consideration: Cash (%) Equity (%) Total	$ 720,000.00 (100%) $ 0 (0%) $ 720,000.00 (100%)